

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2021

Daniel O'Connell
Chief Executive Officer
Acumen Pharmaceuticals, Inc.
427 Park St.
Charlottesville, VA 22902

Re: Acumen Pharmaceuticals, Inc.
Draft Registration Statement on Form S-1
Exhibit No. 10.1
Submitted June 3, 2021
CIK No. 0001576885

Dear Mr. O'Connell:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance